# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IRulya Therapeutics Inc., CIK 0001662774
CUSIP: 22053A305
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 101 College Street, Suite 210, New Haven, Connecticut (CT), 06510
Date of event which requires filing of this statement: 10/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 912,853; sole dispositive power 0; shared dispositive power 912,853; aggregate amount beneficially owned 912,853 (8.4% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 912,853; sole dispositive power 0; shared dispositive power 912,853; aggregate amount beneficially owned 912,853 (8.4% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 912,853; sole dispositive power 0; shared dispositive power 912,853; aggregate amount beneficially owned 912,853 (8.4% of the class)

## Item 1. Issuer
Name of issuer: IRulya Therapeutics Inc.
Address of issuer's principal executive offices: 101 College Street, Suite 210, New Haven, CT 06510

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to the Common Stock, par value $0.001 per share (the "Common Stock") of IRulya Therapeutics Inc. (the "Issuer") are:

(i) Perceptive Advisors LLC ("Perceptive Advisors")
(ii) Joseph Edelman ("Mr. Edelman")
(iii) Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:
51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 10,841,470 shares of Common Stock that the Issuer expects to be outstanding following the conversion of its Series C Preferred Stock, as reported by the Issuer in Exhibit 99.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2026.

Neither Perceptive Advisors nor Mr. Edelman directly holds any shares of Common Stock. The Master Fund directly holds 912,853 shares of Common Stock and Warrants exercisable for 8,777.43 shares of Series C Preferred Stock or 456,427 shares of Common Stock, subject to the Beneficial Ownership Limitation (as defined below). The terms of the Warrants provide that the Warrants may not be exercised for shares of Common Stock if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the shares of Common Stock then issued and outstanding (the "Beneficial Ownership Limitation"). The Warrants are exercisable at any time and from time to time beginning on or after the trading day following the earlier of the Issuer's public disclosure of (i) topline results from the Issuer's ongoing LAM-001 Phase 2 trial of Bronchiolitis Obliterans Syndrome (the "LAM-001 Trial") and (ii) the termination or suspension of the LAM-001 Trial (such date, as applicable, the "Triggering Event") and through (and including) the 30th day following the applicable Triggering Event but not thereafter. The Issuer currently anticipates announcing topline results from the LAM-001 Trial in the first quarter of 2027. As of the date hereof, the Triggering Event has not occurred and the Reporting Persons may not exercise any of their Warrants; accordingly, the shares of Common Stock issuable upon exercise of the Warrants are not included in the amounts reported herein. Perceptive Advisors serves as the investment manager of the Master Fund. Mr. Edelman is the managing member of Perceptive Advisors.
Percent of class:
Perceptive Advisors: 8.4%
Mr. Edelman: 8.4%
Master Fund: 8.4%
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 912,853
Mr. Edelman: 912,853
Master Fund: 912,853
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 912,853
Mr. Edelman: 912,853
Master Fund: 912,853

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (10/14/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (10/14/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (10/14/2026)